08203209

OMV Aktiengesellschaft

Report January – June and Q2 2010

including interim financial statements as of June 30, 2010



August 4, 2010
6:30 am (BST), 7:30 am (CET)

Solid results in improving environment

SUPPL

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
710	647	237	173	EBIT	1,357	503	170	1,410
694	706	288	145	Clean EBIT	1,400	546	156	1,590
647	623	151	n.m.	Clean CCS EBIT [1]	1,271	491	159	1,418
346	338	144	134	Net income after minorities	684	185	n.m.	572
297	314	94	n.m.	Clean CCS net income after minorities [1]	611	220	178	596
1.16	1.13	0.48	134	EPS in EUR	2.29	0.62	n.m.	1.91
1.00	1.05	0.31	n.m.	Clean CCS EPS in EUR [1]	2.04	0.73	178	1.99
747	765	356	115	Cash flow from operations	1,512	1,271	19	1,847
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.00

[1] Clean CCS figures exclude special items and inventory holding gains/losses (CCS effects) resulting from the fuels refineries

- **Oil price and improved refining environment support results:** The average Brent price increased by 32% vs. Q2/09; production increased to 318,000 boe/d; middle distillate and petrochemical margins showed signs of improvement
- **Cost control remains a key focus:** Clean CCS EBIT increased to EUR 623 mn from EUR 151 mn in Q2/09; clean CCS net income after minorities was up more than threefold to EUR 314 mn; realization of group-wide cost reduction program well on track
- **Outlook for 2010:** In E&P, we expect production to continue to increase; in R&M, the sustainability of higher refining margins remains to be seen; in G&P, the margin situation is expected to stay challenging, while the major projects are progressing

Wolfgang Ruttenstorfer, CEO of OMV:
"In Q2/10 we managed to deliver a set of results well above the level a year ago and continued our solid performance from Q1/10. This is reflective of both an increase in production as well as a business environment which saw rising oil prices, a strengthened USD and an improvement in middle distillate and petrochemical margins. The latter proved to be an important driver that enabled the R&M business to return to a robust results contribution. As reinforced in our recent strategy update we will put further emphasis on our 3plus strategy and its three strategic thrusts which are regional focus, portfolio adaptation as well as integration and cost control in order to continue on a path of sustainable growth. I would also like to use the opportunity to welcome our new Board Member Jaap Huijskes who took over responsibility for the E&P business segment from my commendable colleague Helmut Langanger in July."

Content



Move & More. OMV

Directors' report (condensed, unaudited)

Financial highlights

Second quarter 2010 (Q2/10)

In Q2/10, results were driven by a favorable crude price environment as well as an increase in the OMV indicator refining margin. The Brent price rose steadily, exceeding last year's Q2 average by 32% and the OMV indicator refining margin increased by 107% compared to Q2/09. The **Group's reported EBIT** of EUR 647 mn was therefore well above the level of Q2/09 and **Petrom's contribution** to reported EBIT rose to EUR 170 mn from EUR 50 mn in Q2/09. The **net financial result** was EUR 5 mn better than the Q2/09 level, as a lower at-equity contribution of Petrol Ofisi and higher net interest charges were more than compensated by a better performance of Borealis and significant FX gains. **Net income after minorities** of EUR 338 mn was up compared to EUR 144 mn in Q2/09. **Clean CCS EBIT** increased from EUR 151 mn to EUR 623 mn. The clean CCS EBIT is stated after eliminating net special charges of EUR 59 mn and positive inventory effects of EUR 83 mn. **Petrom's clean CCS EBIT** was EUR 159 mn vs. EUR 16 mn in the same period last year. **Clean CCS net income after minorities** was EUR 314 mn and **clean CCS EPS** was EUR 1.05.

In **Exploration and Production (E&P)**, clean EBIT more than doubled compared to Q2/09 and reached EUR 560 mn, mainly due to the favorable oil price environment, a stronger USD and a significantly lower negative hedging result. At 318,000 boe/d the Group's oil and gas production was above Q2/09.

In **Refining and Marketing (R&M)**, clean CCS EBIT came in considerably above the level of Q2/09 at EUR 120 mn. The refining business improved mainly reflecting the increase in the indicator refining margin led by higher middle distillate spreads. Marketing was burdened by lower margins as well as lower volumes in both retail and commercial business. The petrochemicals result profited from an improved margin environment.

In **Gas and Power (G&P)**, clean EBIT of EUR 19 mn was significantly below Q2/09, mainly reflecting a lower contribution of the supply, marketing and trading business that was characterized by significantly higher volumes but extreme pressure on margins. Additionally, the market situation in Turkey resulted in negative contributions. The logistics business benefited from higher volumes in transportation and storage.

January – June 2010 (6m/10)

In 6m/10, the average Brent price in USD was 50% higher than in 6m/09. Overall, the Group generated a strong financial performance, with EBIT and net income well above last year's levels. The **Group's EBIT** of EUR 1,357 mn was 170% above the level of 6m/09. The EBIT contribution of **Petrom** amounted to EUR 401 mn, a strong increase from EUR 127 mn in 6m/09. The **net financial result** improved, reflecting a better contribution from associates and significant FX gains. **Net income after minorities** of EUR 684 mn was above last year's level of EUR 185 mn. **Clean CCS EBIT** was 159% higher, at EUR 1,271 mn after excluding net special charges mainly relating to an impairment in E&P. **Petrom's** clean CCS EBIT contribution stood at EUR 381 mn, up from EUR 109 mn. **Clean CCS net income after minorities** was EUR 611 mn and **clean CCS EPS** was EUR 2.04, 178% above 6m/09.

In **E&P**, clean EBIT more than doubled compared to 6m/09, mainly reflecting higher price levels as well as positive FX effects. The Group's oil and gas production stood at 318,000 boe/d, 2% above last year's level.

In **R&M**, clean CCS EBIT increased significantly to EUR 147 mn, mainly due to an improved refining and petrochemical margin environment and positive effects from restructuring in Petrom, which more than compensated a weaker marketing result impacted by reduced market demand.

In **G&P**, clean EBIT was down by 22%, mainly driven by the supply, marketing and trading business, which suffered from extreme pressure on margins and was negatively affected by gas volumes sourced for the power plant in Turkey, that are currently sold under extremely difficult market conditions.

Significant events in Q2/10

On April 24, OMV and Gazprom signed a cooperation agreement to construct the Austrian section of the South Stream gas pipeline between the Austrian-Hungarian border and the Baumgarten natural gas distribution node. South Stream together with Nabucco will further strengthen Baumgarten's position as a natural gas turntable and increase the security of Europe's supply.

On April 26, OMV announced the refinancing of a EUR 1.5 bn syndicated revolving credit facility. This marks the latest step in a process of enhancing the funding profile of the Group.

On May 4, OMV announced additional gas reserves in the Latif Block in Pakistan. This was the third drilling success in this area after 2007 and 2008 and substantially increases Latif's reserves and expected production.

On May 20-21, OMV hosted its Capital Markets Day in Vienna to update investors and analysts on its operational performance, strategy and targets.

On May 26, OMV's Ordinary Annual General Meeting approved a dividend of EUR 1.00 per share for 2009. Due to the resignation of Rainer Wieltsch and Mohamed Al Khaja from the Supervisory Board, Khadem Al Qubaisi and Wolfgang C. Berndt were elected as new members.

On June 17, OMV announced that Wiener Börse AG (Vienna Stock Exchange) acquired a 20% stake in the Central European Gas Hub AG. Following the start of the joint CEGH Gas Exchange of Wiener Börse at the end of 2009, this continues the successful cooperation between OMV and the Vienna Stock Exchange.

Outlook 2010

We expect the Brent oil price to remain volatile during 2010 trading broadly within a range of USD 70-85/bbl, similar to that experienced in H2/09. The Brent-Urals spread is expected to broaden compared to the previous year. We see a slightly weakening EUR vs. RON and USD in a continuing volatile environment. Despite a recovery in refining margins in the first half year, the market for refined products is expected to be challenging in the second half of the year 2010. Marketing volumes as well as margins are expected to remain under pressure until the broader economy shows clearer signs of more robust improvement. To partly protect the Group's cash flow from the negative impact of lower oil prices in 2010, OMV entered into crude oil hedges in Q2/09 for a volume of 63,000 bbl/d of the 2010 production securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. Given the low level of capital expenditure in H1/10 it is unlikely that the hitherto guided CAPEX excluding major acquisitions of EUR 2.8 bn will be fully incurred this year. As ever OMV remains firmly committed to maintaining its strong investment grade credit rating.

In **E&P**, the production target for 2010 remains at 325,000 boe/d. Substantial workover campaigns in Romania, Austria and New Zealand will yield a positive contribution to overall production levels in the second half of the year. Additionally, early production facilities in Habban Block S2 in Yemen, as well as Latif North-1 are expected to come on stream in the last quarter of 2010. This should offset the planned maintenance work in Schiehallion (UK) and Komsomolskoe (Kazakhstan) in H2/10. In order to further strengthen its E&P portfolio, OMV plans to drill about 20 exploration and appraisal wells in the remaining months of 2010. E&P will continue to prioritize its investments and apply strict cost management.

In the **R&M** segment, no refinery maintenance shutdowns are scheduled in H2/10. The Arpechim refinery will continue to be operated as and when market conditions permit. As a result, overall capacity utilization is expected to be below 2009 levels. The exit from the retail business in Italy at the end of 2009 and further sales of tail-end filling stations should lead to an optimized structure of the overall network. Stringent cost management in R&M, together with the streamlining of the organization will support profitability in a generally unfavorable economic environment. At Petrom, the revised Petrobrazi refining investment will continue.

In the **G&P** segment, the strong focus on the enhancement of international activities will be maintained, as well as on the extension of the trading business at the Central European Gas Hub and at other European gas hubs. The margin situation is expected to stay challenging, but the market should provide further growth opportunities as new gas fired power plant projects are announced. In order to establish a backbone for sustainable international growth, diversification of long-term gas supply will be pursued at different entry points in Europe be it via pipeline or LNG. For Nabucco an open season process, which will result in the first binding transportation contracts is scheduled to start in 2010, and will be followed by the final investment decision. The construction of the Gate LNG terminal in Rotterdam will continue according to plan. Further extension of the WAG gas pipeline will continue with the aim of increasing transport capacity by 2011. A new compressor station in Baumgarten and a new gas pipeline

between Baumgarten and Auersthal (Austria) will also increase transport capacity from 2011 onwards. The open season process for the storage project Schönkirchen Tief was suspended for the time being, as demand for storage capacity was not sufficient to justify the investment decision at this point. The construction of the 800 MW class combined cycle power plant in Brazi (Romania), which was started in 2009, will continue according to plan and is scheduled to start operations towards the end of 2011. Construction commenced on a project of similar size, close to the Turkish city of Samsun in June 2010 and shall be finalized in 2012. At Central European Gas Hub AG, the Austrian gas hub platform, the forward market will be implemented, following the successful launch of spot trading in December 2009.

At a glance

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
5,285	5,730	4,113	39	Sales [1]	11,015	8,404	31	17,917
556	500	249	101	EBIT E&P [2]	1,056	476	122	1,450
92	222	12	n.m.	EBIT R&M	313	(39)	n.m.	(143)
87	18	47	(62)	EBIT G&P	105	132	(21)	235
(21)	(42)	(23)	83	EBIT Corporate and Other	(63)	(42)	50	(91)
(3)	(50)	(49)	4	Consolidation	(54)	(24)	121	(41)
710	**647**	**237**	**173**	**EBIT Group**	**1,357**	**503**	**170**	**1,410**
556	560	276	103	Clean EBIT E&P [2,3]	1,116	503	122	1,517
27	120	(103)	n.m.	Clean CCS EBIT R&M [3]	147	(81)	n.m.	(222)
87	19	49	(62)	Clean EBIT G&P [3]	106	135	(22)	256
(20)	(24)	(23)	6	Clean EBIT Corporate and Other [3]	(45)	(42)	7	(92)
(3)	(50)	(49)	4	Consolidation	(54)	(24)	121	(41)
647	**623**	**151**	**n.m.**	**Clean CCS EBIT [3]**	**1,271**	**491**	**159**	**1,418**
698	645	229	181	Income from ordinary activities	1,342	407	n.m.	1,182
456	424	156	173	Net income	881	245	n.m.	717
346	338	144	134	Net income after minorities	684	185	n.m.	572
297	314	94	n.m.	Clean CCS net income after minorities [3]	611	220	178	596
1.16	1.13	0.48	134	EPS in EUR	2.29	0.62	n.m.	1.91
1.00	1.05	0.31	n.m.	Clean CCS EPS in EUR [3]	2.04	0.73	178	1.99
747	765	356	115	Cash flow from operating activities	1,512	1,271	19	1,847
2.50	2.56	1.19	115	CFPS in EUR	5.06	4.26	19	6.18
3,084	3,123	2,717	15	Net debt	3,123	2,717	15	3,314
29	29	28	2	Gearing in %	29	28	2	33
359	496	684	(27)	Capital expenditures	856	1,289	(34)	2,355
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.00
	–	–	n.a.	ROFA (%)	22	9	148	12
	–	–	n.a.	ROACE (%)	13	4	n.m.	6
–	–	–	n.a.	ROE (%)	17	5	n.m.	7
33,354	32,484	37,205	(13)	OMV employees	32,484	37,205	(13)	34,676
27,626	26,736	31,477	(15)	thereof Petrom group	26,736	31,477	(15)	28,984

Figures in this and the following tables may not add up due to rounding differences

[1] Sales excluding petroleum excise tax

[2] Excluding intersegmental profit elimination shown in the line "Consolidation"

[3] Adjusted for exceptional, non-recurring items; clean CCS figures exclude inventory holding gains/losses (CCS effects) resulting from the fuels refineries

Business segments

Exploration and Production (E&P)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
1,140	1,183	839	41	Segment sales	2,324	1,609	44	3,797
556	500	249	101	EBIT	1,056	476	122	1,450
–	(60)	(27)	123	Special items	(60)	(27)	123	(67)
556	560	276	103	Clean EBIT	1,116	503	122	1,517

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
28.5	28.9	28.6	1	Total hydrocarbon production in mn boe	57.5	56.4	2	115.5
317,000	318,000	315,000	1	Total hydrocarbon production in boe/d	318,000	311,000	2	317,000
15.8	15.8	15.3	4	Crude oil and NGL production in mn bbl	31.6	29.8	6	62.6
71.5	73.6	74.9	(2)	Natural gas production in bcf	145.1	149.0	(3)	297.2
76.36	78.24	59.13	32	Average Brent price in USD/bbl	77.29	51.68	50	61.67
73.79	71.82	48.78	47	Average realized crude price in USD/bbl	72.81	47.54	53	60.94
60.98	75.69	51.85	46	Exploration expenditure in EUR mn	136.68	102.64	33	251.85
35.06	60.84	55.50	10	Exploration expenses in EUR mn	95.90	126.92	(24)	239.05
12.72	12.56	11.62	8	OPEX in USD/boe [1]	12.64	11.72	8	12.02

Thereof Petrom group (included above)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
216	212	113	88	EBIT	428	214	100	582
–	–	–	n.a.	Special items	–	–	n.a.	(51)
216	212	113	88	Clean EBIT	428	214	100	633

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
185,000	182,000	185,000	(2)	Total hydrocarbon production in boe/d	184,000	188,000	(3)	187,000
8.3	8.3	8.2	0	Crude oil and NGL production in mn bbl	16.6	16.5	0	33.5
1.3	1.3	1.3	(3)	Natural gas production in bcm [2]	2.5	2.7	(5)	5.3
75.40	76.86	58.36	32	Average Urals price in USD/bbl	76.12	50.99	49	61.18
69.85	66.76	48.51	38	Average realized crude price in USD/bbl	68.31	47.45	44	58.86
166.33	149.97	160.67	(7)	Regulated gas price for domestic producers in USD/1,000 cbm [3]	157.72	155.63	1	162.38
16.65	16.89	14.49	17	OPEX in USD/boe [1]	16.77	14.60	15	15.06

[1] Starting with 2010 the calculation of OPEX/boe is based on net production available for sale (i.e. exclusive of own consumption). In Q2/10, the impact of this change leads to an increase of USD 0.66/boe for OMV E&P and USD 1.30/boe for Petrom E&P

[2] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

[3] Prices in 2010 refer to the latest prices published by ANRE (Romanian Energy Regulatory Authority) for Q4/09

Second quarter 2010 (Q2/10)

- **Significant year-on-year increase in oil price supported Q2/10 results; a stronger USD further underpinned this positive effect**
- **Production volumes above Q2/09 level: Significantly higher volumes from Libya, New Zealand and Kazakhstan more than offset the decline in Romania**
- **Higher exploration expenses driven by write-offs in Slovakia and Yemen**

Segment sales increased significantly in Q2/10, mainly due to the favorable oil price environment and also supported by a stronger USD. The **Brent** price in USD was 32% above the Q2/09 level, while the Group's **average realized crude price** rose by 47% to USD 71.82/bbl reflecting the overall lower negative hedging result vs. Q2/09. However, an adjustment in the internal compensation price regime between E&P and R&M in Romania, in order to properly reflect the high integration value of the Romanian refineries, burdened the realized crude price. The **Urals** crude price, the reference oil price in Romania, increased by 32%. The Group's **average realized gas price** in EUR was 14% above Q2/09 reflecting the gas price increase lagging behind the oil price development as well as the Romanian gas price for domestic producers which remained unchanged in local currency.

Compared to Q2/09, **EBIT** has more than doubled mainly due to the favorable oil price, which was significantly above the low levels of Q2/09, but also due to positive FX effects and a considerably lower negative hedging result. However, EBIT was significantly burdened by the impairment of Bardolino (UK) and lifting volumes 3% below Q2/09. **Exploration expenses** were above the level of Q2/09 due to the write-offs of unsuccessful exploration wells in Slovakia and Yemen. The result was slightly burdened by the negative contribution from **hedges** entered into in Q2/09 for parts of the 2010 oil production (EUR (3) mn), in contrast to the significantly higher negative impact in Q2/09 (EUR (59) mn). The stronger **USD** had a positive effect on oil revenues. In Q2/10, the impairment of Bardolino (EUR (60) mn) was recorded as a **special item**, compared to lower special charges in Q2/09 (EUR (27) mn, impairment of Meteor, UK). **Clean EBIT** showed an increase of 103%.

Production costs excluding royalties (OPEX) in USD/boe increased by 8% versus Q2/09, mainly reflecting the negative quantity effect of the exclusion of own consumption in the calculation of OPEX starting from Q1/10, which could partially be compensated by positive FX effects (especially due to the weakening RON) and by cost saving measures. At Petrom, OPEX/boe was up by 17%, despite cost savings and positive FX effects (the RON weakened by 7% against the USD), mainly due to lower volumes. **Exploration expenditure** increased by 46% to EUR 76 mn compared to Q2/09, mainly due to increased exploration activities in the Kurdistan Region of Iraq, Tunisia and Romania despite a decrease in activities in Libya, the UK and Russia.

Total production of oil, NGL and gas was slightly above Q2/09 at 318,000 boe/d. **Oil and NGL production** rose by 4% versus Q2/09 despite the decrease in Romania, which was more than offset by the higher contribution from Libya, Kazakhstan (especially due to Komsomolskoe) and New Zealand. The increase in oil production in Libya compared to Q2/09 was recorded after output curtailments imposed due to the OPEC quota have been temporarily reallocated amongst other operators. **Gas production** was down by 2% on Q2/09 mainly due to lower volumes in Romania, which mainly resulted from the delay in completion of key gas fields. Lower sales volumes in Romania, Austria and Yemen could not be offset by higher volumes in Libya; thus the **total sales quantity** decreased by 3%.

Compared to Q1/10, clean EBIT slightly increased by 1% mainly due to slightly higher oil prices (both Brent and Urals up by 2%) and a positive FX effect. These positive impacts, however, were almost fully offset by lower sales volumes, higher exploration expenses (especially in Yemen and Slovakia) and a negative hedging effect (in Q1/10 positive hedging result of EUR 35 mn). Sales volumes were down by 1% vs. Q1/10, mainly due to lower volumes in Yemen, the UK, Libya and Kazakhstan, which could not be compensated by higher volumes in Tunisia and Pakistan. Total production increased marginally. Oil production decreased mainly due to the volume decrease in Romania, Libya, Yemen and Tunisia. These negative effects were to some extent mitigated by increased volumes in New Zealand, following the restart of Maari after the shut-down in Q1/10, and higher volumes from the UK. Gas volumes slightly increased mainly due to higher volumes in New Zealand, partially affected by lower volumes from Romania and the UK.

January – June 2010 (6m/10)

Segment sales increased significantly due to higher price levels and slightly increased sales volumes. The Brent crude price increased by 50% compared to 6m/09, the Group's average **realized crude price** was USD 72.81/bbl, an increase of 53% reflecting the positive effect from hedging (EUR 32 mn vs. 6m/09 negative at EUR (1) mn). The Group's average **realized gas price** was up by 8%, reflecting the increased overall gas price level, however, with the progression lagging behind the oil price development as well as the unchanged Romanian gas price situation.

EBIT rose by 122% compared to 6m/09 mainly due to significantly higher prices and due to the positive hedging result and higher volumes. EBIT included the above-mentioned net special charges of EUR (60) mn (in 6m/09 negative at EUR (27) mn). **Clean EBIT** was also 122% above last year's level.

Production costs excluding royalties in USD/boe (OPEX) increased by 8% compared to 6m/09, mainly reflecting the volume effect from the exclusion of own consumption but also negative FX effects. At Petrom, OPEX was up 15% mainly due to the negative impact of lower production volumes on unit costs, the exclusion of own consumption and FX effects (stronger RON). **Exploration expenditure** was up 33% on 6m/09, mainly driven by increased activities in Tunisia, Norway and the Kurdistan Region of Iraq. **Total production** of oil, NGL and gas increased by 2%, as higher volumes from Libya, New Zealand and Kazakhstan compensated for lower volumes from Romania. **Oil and NGL production** was 6% above 6m/09, mainly due to increased production in Libya, New Zealand and Kazakhstan. **Gas production** decreased by 3% mainly as Petrom's gas production was negatively impacted by the delay in completion of key gas fields and the harsh weather conditions in Q1/10.

Refining and Marketing (R&M)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
3,759	4,722	3,497	35	Segment sales	8,481	6,339	34	13,900
92	222	12	n.m.	EBIT	313	(39)	n.m.	(143)
20	37	14	167	thereof petrochemicals west	57	13	n.m.	40
17	19	(22)	n.m.	Special items	36	(13)	n.m.	(93)
				CCS effects:				
47	83	137	(40)	Inventory holding gains/(losses) [1]	130	55	135	172
27	120	(103)	n.m.	Clean CCS EBIT [1]	147	(81)	n.m.	(222)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
2.92	3.39	1.64	107	OMV indicator refining margin in USD/bbl	3.15	2.97	6	1.99
5.12	4.78	5.71	(16)	Refining input in mn t [2]	9.91	11.24	(12)	22.58
75	69	83	(18)	Utilization rate refineries in %	72	82	(13)	82
4.31	4.55	5.03	(9)	Refining output in mn t [3]	8.86	10.08	(12)	20.28
5.38	6.03	6.41	(6)	Total refined product sales in mn t [4]	11.42	12.56	(9)	25.53
3.43	3.96	4.25	(7)	thereof marketing sales volumes in mn t[5]	7.39	8.17	(9)	16.79
0.50	0.53	0.51	4	thereof petrochemicals in mn t	1.03	1.01	2	2.02
2,331	2,319	2,483	(7)	Retail stations	2,319	2,483	(7)	2,433

Thereof Petrom group (included above)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
4	30	(4)	n.m.	EBIT	34	(70)	n.m.	(146)
1	2	(20)	n.m.	Special items	3	(18)	n.m.	(92)
				CCS effects:				
7	10	56	(83)	Inventory holding gains/(losses) [1]	17	39	(57)	105
(4)	19	(40)	n.m.	Clean CCS EBIT [1]	14	(91)	n.m.	(160)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
0.85	0.99	0.14	n.m.	OMV indicator refining margin east in USD/bbl	0.92	1.42	(35)	0.02
1.08	1.08	1.40	(22)	Refining input in mn t [2]	2.16	2.78	(22)	5.46
52	51	67	(23)	Utilization rate refineries in %	51	67	(23)	65
0.95	0.93	1.18	(21)	Refining output in mn t [3]	1.88	2.57	(27)	4.99
1.17	1.31	1.49	(12)	Total refined product sales in mn t [4]	2.48	3.07	(19)	6.18
0.88	1.03	1.15	(10)	thereof marketing sales volumes in mn t[5]	1.91	2.27	(16)	4.67
811	804	829	(3)	Retail stations	804	829	(3)	814

[1] Current cost of supply (CCS): Clean CCS figures exclude special items and inventory holding gains/losses (CCS effects) resulting from the fuels refineries
[2] Figure adapted to refining west reporting standard which includes crude and semi-finished products. Historic figures have been adjusted
[3] Prior practice had been to disclose refining sales volumes which had also included traded goods sourced externally. Refining output figures for previous periods are also reported here
[4] Shown for the first time as of Q1/10. Includes all products sold by the Group. Figures for previous periods are also reported here
[5] As of Q1/10 the Petrom figure excludes export sales which are included in total refined product sales. Historic figures have been adjusted

Second quarter 2010 (Q2/10)

- **OMV indicator refining margin increased supported by higher middle distillate spreads**
- **Petrochemical business improved driven by a better margin environment**
- **Marketing business suffered from declined market demand vs. Q2/09**

The impact of higher crude and product price levels led to a 35% increase in **R&M segment sales** compared to Q2/09.

At EUR 120 mn, **clean CCS EBIT** came in considerably above the level of Q2/09, mainly reflecting the increase in middle distillate and petrochemical margins. Net special income in Q2/10 was EUR 19 mn relating to an insurance indemnification. Positive CCS effects of EUR 83 mn due to increasing crude prices, especially in EUR terms, led to a reported EBIT of EUR 222 mn.

The clean CCS EBIT in **refining** was up compared to Q2/09, mainly reflecting the increase in the OMV indicator refining margin to USD 3.39/bbl (+107% vs. Q2/09) led by higher middle distillate spreads. The sustainability of this development, however, remains to be seen since a lot of European production capacity underwent maintenance in

Q2/10, causing a favorable effect on margin levels. The result was further supported by improved petrochemical margins (especially for propylene) and a better product mix. In Petrom, the refining result was positively influenced by the ongoing restructuring and the stop-and-go mode of Arpechim. Furthermore an adjustment in the internal compensation price regime in Romania in order to properly reflect the high integration value of the Romanian refineries supported the result. The OMV indicator refining margin east was significantly above the level of Q2/09 (USD 0.99/bbl vs. USD 0.14/bbl), also benefiting from higher middle distillate spreads.

Overall **capacity utilization** stood at 69%. Capacity utilization in refining west was below Q2/09 at 77%, mainly because of the scheduled turnaround in Schwechat of around one month. At Petrom, utilization declined considerably to 51%, mainly because of the Petrobrazi refinery being in scheduled turnaround from early April until early May. Arpechim is still operating in a stop-and-go mode and operations were halted again at the beginning of June. In total, **refining output** was down 9% compared to Q2/09.

The **petrochemicals result** was above the level of Q2/09 due to the better margin environment, especially for propylene. Sales volumes also showed an increase compared to Q2/09.

The **clean marketing result** was below the level of Q2/09, mainly due to lower margins and a reduction in **marketing sales volumes** as a consequence of the persisting subdued demand due to the still challenging economic environment. Volumes were down in both retail and commercial business. As of June 30, 2010, the total number of **retail stations** in the Group declined by 7% compared to the end of June 2009, mainly as a consequence of the sale of the Italian filling station network and the sale of Austrian stations as part of the ongoing retail network optimization.

Compared to Q1/10, clean CCS EBIT increased mainly because of a higher OMV indicator refining margin and a better petrochemicals result due to improved olefin margins. Sales volumes rose in both fuels as well as petrochemicals. The contribution from the marketing business also improved as a result of the start of the driving season. While volumes increased, marketing margins remained at a similar level as in Q1/10.

January – June 2010 (6m/10)

R&M **segment sales** increased by 34% due to higher price levels.

EBIT (EUR 313 mn vs. EUR (39) mn in 6m/09) was considerably above last year's level, mainly reflecting an improved refining and petrochemical margin environment, as well as positive CCS effects (EUR 130 mn vs. EUR 55 mn in 6m/09). **Clean CCS EBIT** also improved compared to 6m/09 and excluded the above mentioned special income as well as the net special income in Q1/10 of EUR 17 mn mainly related to the sale of the Italian filling station network.

The **refining** result improved significantly compared to 6m/09, mainly due to the increase in the OMV indicator refining margin, a favorable petrochemical margin development (especially for propylene) as well as a positive effect from the ongoing restructuring of Arpechim (sale of petrochemicals, stop-and-go mode of the fuels refinery). The OMV indicator refining margin east was below the level of 6m/09 as higher costs for own crude consumption more than offset improved product spreads.

Overall **capacity utilization** decreased to 72% due to the impact of the above mentioned shutdowns and Arpechim being operated in stop-and-go mode. Total **refining output** was down by 12%.

The **petrochemicals result** improved notably compared to 6m/09, mainly reflecting higher olefin margins. **Petrochemical sales volumes** were slightly above the level of 6m/09.

The **marketing** result came in significantly below the level of 6m/09 since both volumes and margins were suffering from the still weak economic environment.

Gas and Power (G&P)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
1,268	783	527	48	Segment sales	2,051	1,798	14	3,273
87	18	47	(62)	EBIT	105	132	(21)	235
0	0	(2)	(78)	Special items	(1)	(3)	(79)	(21)
87	19	49	(62)	Clean EBIT	106	135	(22)	256

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
5.61	3.27	2.08	57	Combined gas sales volumes in bcm	8.89	6.60	35	13.06
846,352	888,547	841,567	6	Average storage capacities sold in cbm/h	867,449	845,558	3	850,207
21.00	21.53	18.75	15	Total gas transportation sold in bcm	42.53	36.12	18	75.29

Thereof Petrom group (included above)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
17	(11)	(1)	n.m.	EBIT	6	22	(72)	17
0	0	(2)	n.m.	Special items	0	(3)	(93)	(21)
18	(11)	0	n.m.	Clean EBIT	6	24	(74)	37

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
290	290	370	(22)	Import price in USD/1,000 cbm [1]	290	425	(32)	353
166	150	161	(7)	Regulated gas price for domestic producers in USD/1,000 cbm [1]	158	156	1	162
1.47	0.89	0.84	6	Gas sales volumes in bcm	2.36	2.24	5	4.59

[1] Prices in 2010 refer to the latest prices published by ANRE (Romanian Energy Regulatory Authority) for Q4/09. In 2010 ANRE ceased to publish the regulated gas price for domestic producers and the import price which serve as the basis for the basket and the regulated end consumer gas price calculation. The actual import price published by ANRE for April and May was USD 363/1,000 cbm.

Second quarter 2010 (Q2/10)

- **Result of supply, marketing and trading business unit burdened by extreme pressure on margins**
- **Gas sales volumes increased significantly compared to Q2/09, mainly driven by higher wholesale quantities**
- **Logistics business benefited from increased transportation volumes sold and strong demand for storage**

EBIT came in considerably below Q2/09, mainly reflecting a lower contribution of the supply, marketing and trading business that was characterized by significantly higher volumes but extreme pressure on margins. The logistics business benefited from higher volumes in transportation and storage. Given that no significant special items were booked in Q2/10 and Q2/09, **Clean EBIT** developed in line with the reported EBIT.

Supply, marketing and trading recorded a 57% increase in total sales volumes compared to Q2/09 mainly driven by wholesale deals and higher international sales volumes of **EconGas**. Margins in EconGas' target markets came under severe pressure as spot prices remained significantly below long-term gas prices.

Petrom's sales volumes were 6% up compared to Q2/09. Romania's natural gas consumption was supported by a law which grants interruptible consumers the right to source themselves from domestic production only. However, Petrom's result was burdened by lower margins than in Q2/09, where Petrom profited from quantities extracted from storage, and by the increase in provisions for outstanding receivables in Q2/10.

ANRE, the Romanian Energy Regulatory Authority, has ceased publication of regulated gas prices. The latest figure published by ANRE for the import price in Q4/09 was USD 290/1,000 cbm. The regulated gas price for domestic producers was last published in Q4/09 and therefore remained at RON 495/1,000 cbm, while in USD terms this meant a decrease of 7%.

Gas supply quantities secured for the power plant in Samsun (Turkey), which is currently under construction, were sold in a difficult market environment and therefore had a negative effect on the result.

In **logistics**, the storage business showed higher volumes booked compared to Q2/09. The transportation business reported transportation volumes sold at notably higher levels than in Q2/09 due to the start-up of a new compressor station on the TAG pipeline in Q4/09 and some additional capacity sales on the HAG pipeline.

In December 2009, Petrom decided to exit the chemicals business and to close the fertilizer plant **Doljchim** in 2010. In Q2/10 Doljchim's methanol plant was operated when required in order to optimize Petrom's integrated

operations. Compared to Q2/09, the negative EBIT of Doljchim was halved to approximately EUR (3) mn.

The construction of the Brazi **power plant** in Romania continued according to schedule. Also the power plant project in Samsun, Turkey, is progressing according to plan. The progress in construction is thus resulting in an increased cost level in the business unit power.

Compared to Q1/10, clean EBIT fell by 79% mainly due to seasonality and a weak margin environment in the supply, marketing and trading business. EconGas' sales volumes benefited from strong wholesale volumes and international sales volumes, thereby to some extent mitigating the seasonal decline and the weaker margins. Compared to Q1/10, Petrom's consolidated sales volumes decreased by 40% due to seasonality while total Romanian consumption was down by 54%. Petrom's result was also burdened by increased provisions for outstanding receivables. The logistics business reported slightly higher transportation volumes sold compared to Q1/10. The storage business saw the expected seasonal development with lower withdrawal rates and higher injection rates.

January – June 2010 (6m/10)

EBIT was down by 21% compared to last year, mainly driven by supply, marketing and trading, which suffered from extreme pressure on margins and was negatively affected by volumes sourced for the power plant in Turkey, that are currently sold under difficult market conditions. **Clean EBIT** development was almost in line with the reported EBIT.

Supply, marketing and trading saw a sharp increase in sales volumes compared to the previous year but was burdened by strong pressure on margins. EconGas reported a strong rise in sales volumes, mainly driven by low temperatures, wholesale deals and higher international sales volumes achieved through its non-Austrian subsidiaries. However, due to the persisting gap between long-term gas prices and spot prices, margins were severely under pressure. Consolidated gas sales of Petrom increased by 5% compared to 6m/09, but the result was negatively impacted by lower margins, as it benefited from quantities extracted from storage in the previous year. Provisions made for outstanding receivables further burdened the result.

The **logistics** business benefited from increased total gas transportation sold, primarily due to the start-up of a new compressor station on the TAG pipeline in Q4/09 and additional capacity sales on the WAG and some volumes on the HAG pipelines. Furthermore an increase in storage volume and rates sold positively contributed to the logistics result.

Since the decision to exit the chemicals business at the end of 2009, **Doljchim** has been operated only when necessary to optimize Petrom's integrated operations, thereby reducing its negative contribution compared to 6m/09 by 33% to approximately EUR (6) mn.

As the construction of the power plants in Brazi and Samsun are progressing according to schedule, the cost level in the business unit power exceeds the level of 6m/09.

Group interim financial statements and notes (condensed, unaudited)

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the six months ended June 30, 2010, have been prepared in accordance with IAS 34 Interim Financial Statements.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2009.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2009. The valuation methods in effect on December 31, 2009, remain unchanged.

The interim consolidated financial statements for Q2/10 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2009, the consolidated Group changed as follows:

In R&M, the sale of OMV Italia S.r.l., Bolzano, was finalized in March 2010.

In G&P, Wind Power Park SRL, Galbiori, was included in the Group in June 2010.

In C&O, OMV Finance Service GmbH, Vienna, is fully consolidated since Q2/10.

Seasonality and cyclicality

Seasonality is of significance, especially in G&P and R&M; for details please refer to the section "business segments".

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of June 30, 2010, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q1/10	Q2/10	Q2/09	Consolidated income statement in EUR mn	6m/10	6m/09	2009
5,284.60	5,730.23	4,113.15	Sales revenues	11,014.82	8,404.47	17,917.27
(49.91)	(60.20)	(44.66)	Direct selling expenses	(110.11)	(90.82)	(212.67)
(4,205.62)	(4,643.77)	(3,452.04)	Production costs of sales	(8,849.39)	(7,036.23)	(14,703.60)
1,029.07	**1,026.25**	**616.45**	**Gross profit**	**2,055.32**	**1,277.41**	**3,001.00**
73.90	50.47	46.68	Other operating income	124.37	111.02	223.64
(177.23)	(193.32)	(189.06)	Selling expenses	(370.55)	(379.05)	(800.12)
(74.23)	(72.88)	(74.35)	Administrative expenses	(147.11)	(143.78)	(299.88)
(35.06)	(60.84)	(55.50)	Exploration expenses	(95.90)	(126.92)	(239.05)
(2.82)	(2.60)	(3.27)	Research and development expenses	(5.42)	(6.45)	(14.44)
(103.19)	(100.37)	(104.30)	Other operating expenses	(203.57)	(229.13)	(461.27)
710.43	**646.72**	**236.66**	**Earnings before interest and taxes (EBIT)**	**1,357.15**	**503.10**	**1,409.88**
26.37	27.38	56.38	Income from associated companies	53.75	24.18	65.53
2.89	6.51	1.66	Dividend income	9.40	11.59	11.64
(78.59)	(86.21)	(63.91)	Net interest result	(164.79)	(118.70)	(297.76)
36.58	50.28	(1.40)	Other financial income and expenses	86.86	(12.76)	(7.46)
(12.75)	**(2.04)**	**(7.27)**	**Net financial result**	**(14.78)**	**(95.69)**	**(228.05)**
697.68	**644.68**	**229.40**	**Profit from ordinary activities**	**1,342.37**	**407.41**	**1,181.83**
(241.26)	(220.31)	(73.72)	Taxes on income	(461.57)	(162.90)	(464.90)
456.43	**424.37**	**155.67**	**Net income for the period**	**880.80**	**244.51**	**716.93**
345.88	**337.65**	**144.46**	**thereof attributable to owners of the parent**	**683.53**	**184.91**	**571.71**
110.55	86.72	11.21	thereof attributable to non-controlling interests	197.27	59.60	145.22
1.16	**1.13**	**0.48**	**Basic earnings per share in EUR**	**2.29**	**0.62**	**1.91**
1.16	1.13	0.48	Diluted earnings per share in EUR	2.28	0.62	1.91
–	–	–	**Dividend per share in EUR**	–	–	**1.00**

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
26.37	**27.38**	**56.38**	**(51)**	**Income from associated companies**	**53.75**	**24.18**	**122**	**65.53**
18.90	32.96	12.64	161	thereof Borealis	51.86	(9.13)	n.m.	11.86
8.46	(3.20)	35.42	n.m.	thereof Petrol Ofisi	5.26	24.13	(78)	39.59

Statement of comprehensive income (unaudited)

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
456.43	**424.37**	**155.67**	**173**	**Net income for the period**	**880.80**	**244.51**	**n.m.**	**716.93**
262.12	(73.65)	52.92	n.m.	Exchange differences from translation of foreign operations	188.47	(158.65)	n.m.	(175.61)
1.29	(0.39)	2.10	n.m.	Gains/(losses) on available-for-sale financial assets	0.89	620.22	(100)	622.92
3.73	64.64	(46.52)	n.m.	Gains/(losses) on hedges	68.37	(55.30)	n.m.	(190.77)
28.64	24.39	(3.00)	n.m.	Share of other comprehensive income of associated companies	53.02	1.38	n.m.	11.24
(1.21)	(13.05)	5.06	n.m.	Income tax relating to components of other comprehensive income	(14.26)	5.51	n.m.	30.38
294.56	**1.94**	**10.57**	**(82)**	**Other comprehensive income for the period, net of tax**	**296.50**	**413.16**	**(28)**	**298.17**
750.99	**426.31**	**166.24**	**156**	**Total comprehensive income for the period**	**1,177.30**	**657.67**	**79**	**1,015.10**
580.57	455.89	161.45	182	thereof attributable to owners of the parent	1,036.47	686.20	51	1,006.40
170.41	(29.58)	4.80	n.m.	thereof attributable to non-controlling interests	140.83	(28.53)	n.m.	8.70

Notes to the income statement

Second quarter 2010 (Q2/10)

With an increase of 39%, **consolidated sales** are higher than in Q2/09, mainly driven by higher oil and product prices as well as an increase in gas sales volumes, which more than compensated for the decrease in refining and marketing sales volumes. The **Group's reported EBIT** came to EUR 647 mn, exceeding Q2/09 (EUR 237 mn), mainly due to higher oil prices and improved petrochemical and refining margins as well as to the stronger USD. The decline in the marketing business and the difficult margin environment in EconGas offset this increase only to a minor extent. **Petrom group's EBIT** was EUR 170 mn, above Q2/09 (EUR 50 mn), also due to higher oil prices and improved refining margins. In Q2/10, **net special charges** of EUR 59 mn primarily related to the impairment of the E&P asset Bardolino (UK). In addition, positive **CCS effects** of EUR 83 mn were included. **Clean CCS EBIT** increased from EUR 151 mn in Q2/09 to EUR 623 mn in Q2/10; the contribution of Petrom to the Group's clean CCS EBIT was EUR 159 mn, above last year's level.

The **net financial result** of EUR (2) mn slightly improved compared to Q2/09, as FX gains, mainly driven by the USD appreciation, more than compensated for weaker at-equity contributions of associates and higher net interest charges.

Current **taxes** on Group income of EUR 227 mn and income from **deferred taxes** of EUR 7 mn were recorded in Q2/10. The **effective tax** rate in Q2/10 was 34% (Q2/09: 32%). A significantly lower net-of-tax profit contribution from at-equity investments in Q2/10 was mainly responsible for the slight increase of the effective tax rate. The sizable increase of profit contribution from Petrom partly offset this rise in tax rate in Q2/10.

Net income after minorities was EUR 338 mn, compared to EUR 144 mn in Q2/09. Minority interest was EUR 87 mn (Q2/09: EUR 11 mn). **Clean CCS net income after minorities** was EUR 314 mn (Q2/09: EUR 94 mn). **EPS** for the quarter was at EUR 1.13 and **clean CCS EPS** was at EUR 1.05 (Q2/09: EUR 0.48 and EUR 0.31 respectively).

Compared to Q1/10, sales increased by 8%, mainly driven by higher marketing sales volumes. The reported EBIT at EUR 647 mn was below Q1/10 (EUR 710 mn), mainly due to the seasonality of the gas supply, marketing and trading business, higher exploration expenses and a slightly negative hedging result in E&P (vs. a gain in Q1/10) as well as considerably higher net special charges vs. Q1/10. Slightly higher oil prices, the positive effect of the stronger USD and an improved refining and marketing business helped mitigate the decline to some extent. Clean CCS EBIT decreased by 4%. The net financial result was above Q1/10, favored by FX gains, which were mainly driven by the USD appreciation. A weaker at-equity contribution of Petrol Ofisi, burdened by FX losses, was more than compensated by a higher at-equity contribution of Borealis, driven by improved petrochemical margins. The effective tax rate of the Group in Q2/10 was 34% (Q1/10: 35%). In an environment of stable profits the sizable increase of profit contribution from R&M had a slightly positive impact on the effective tax rate of the Group. Net income after minorities at EUR 338 mn was slightly below Q1/10 (EUR 346 mn). At EUR 314 mn, clean CCS net income after minorities increased vs. Q1/10 (EUR 297 mn).

January – June 2010 (6m/10)

The 31% increase in **consolidated sales** vs. 6m/09 was mainly driven by higher crude and product prices.

The **Group's EBIT**, at EUR 1,357 mn, is well above the level of 6m/09 (EUR 503 mn), mainly favored by higher oil prices, higher positive CCS effects and a better petrochemical environment. The EBIT contribution of **Petrom group** increased, also mainly driven by higher oil prices, to EUR 401 mn compared to EUR 127 mn in 6m/09. In 6m/10, **net special charges** of EUR 43 mn, mainly relating to the impairment of Bardolino (see above) and the gain from the sale of the Italian filling stations in Q1/10, were recorded and positive **CCS effects** of EUR 130 mn were recognized. **Clean CCS EBIT** increased by 159% to EUR 1,271 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 381 mn, well above last year's level (6m/09 EUR 109 mn).

In 6m/10, the **net financial result** at EUR (15) mn improved vs. 6m/09 (EUR (96) mn), mainly as a result of the market-driven stronger at-equity contribution of Borealis and FX gains mainly due to the USD appreciation, more than offsetting higher net interest charges.

Current taxes on the income of the Group were EUR 434 mn and expenses from **deferred taxes** of EUR 28 mn were recognized in 6m/10. The **effective corporate tax rate** was 34% (6m/09: 40%). This sizable decrease mainly reflects the one-off effect related to the non-tax-deductible loss on the sale of MOL in 2009. In addition, a significantly higher relative profit contribution of R&M results positively influenced the effective tax rate of the Group in 2010.

Net income after minorities was EUR 684 mn, well above 6m/09 (EUR 185 mn). Minority interests were EUR 197 mn (6m/09 EUR 60 mn). **Clean CCS net income after minorities** was EUR 611 mn (6m/09: EUR 220 mn). **EPS** was at EUR 2.29, **clean CCS EPS** was at EUR 2.04 (6m/09: EUR 0.62 and EUR 0.73 respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	June 30, 2010	Dec. 31, 2009
Assets		
Intangible assets	868.68	812.39
Property, plant and equipment	11,746.74	11,370.40
Investments in associated companies	2,474.70	2,214.97
Other financial assets	1,216.30	1,173.03
Other assets	53.86	45.05
Non-current assets	**16,360.28**	**15,615.85**
Deferred taxes	**160.91**	**177.60**
Inventories	2,151.40	2,324.76
Trade receivables	2,337.65	1,934.64
Other financial assets	270.50	402.38
Income tax receivables	95.09	70.79
Other assets	170.05	159.14
Cash and cash equivalents	1,263.86	674.54
Non-current assets held for sale	64.92	55.51
Current assets	**6,353.47**	**5,621.77**
Total assets	**22,874.67**	**21,415.21**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	8,539.49	7,798.32
Stockholders' equity	8,839.49	8,098.32
Non-controlling interests	2,054.94	1,936.47
Equity	**10,894.43**	**10,034.79**
Provisions for pensions and similar obligations	862.36	883.84
Bonds	2,016.52	1,475.93
Interest-bearing debts	2,032.43	1,720.73
Provisions for decommissioning and restoration obligations	1,856.57	1,801.73
Other provisions	311.01	259.73
Other financial liabilities	165.81	200.10
Other liabilities	11.10	11.71
Non-current liabilities	**7,255.80**	**6,353.76**
Deferred taxes	**344.02**	**295.10**
Trade payables	2,472.94	2,141.53
Bonds	19.16	310.00
Interest-bearing debts	193.67	363.88
Provisions for income taxes	189.48	101.46
Other provisions	321.21	418.62
Other financial liabilities	295.02	502.87
Other liabilities	877.38	868.22
Liabilities associated with assets held for sale	11.55	24.99
Current liabilities	**4,380.42**	**4,731.57**
Total equity and liabilities	**22,874.67**	**21,415.21**

Notes to the balance sheet as of June 30, 2010

Capital expenditure decreased to EUR 856 mn (6m/09: EUR 1,289 mn). Substantially lower CAPEX in the E&P, R&M and Corporate and Other (Co&O) segments stood in contrast to higher CAPEX in the G&P segment.

E&P invested EUR 381 mn (6m/09: EUR 872 mn), mainly in field developments in Romania, Yemen, Tunisia, Austria, the Kurdistan region of Iraq and the UK. CAPEX in the **R&M** segment, mainly comprising investments in quality enhancement projects in Austria and Romania as well as the construction and remodeling of filling stations, amounted to EUR 104 mn (6m/09: EUR 173 mn). CAPEX in the **G&P** segment of EUR 348 mn (6m/09: EUR 179 mn) related mainly to investments in the construction of power plants in Brazi, Romania, and Samsun, Turkey, as well as the WAG pipeline expansion project. CAPEX in the **Co&O** segment was EUR 22 mn (6m/09: EUR 65 mn), which can mainly be attributed to investments in the new Petrom head office, "Petrom City", in Bucharest.

Compared to year-end 2009, **total assets** increased by EUR 1,459 mn or 7% to EUR 22,875 mn. The biggest increase can be seen in the position cash in hand and at bank, and is due to the issuance of a bond and the improvement in operating cash flows.

Equity increased by approximately 9%. Compared to year-end 2009, the Group's equity ratio remained virtually unchanged at 48%.

The **total number of own shares** held by the Company amounted to 1,219,695 (unchanged to December 31, 2009).

Short- and long-term borrowings, bonds and financial leases stood at EUR 4,387 mn on June 30, 2010 (December 31, 2009: EUR 3,989 mn). Cash and cash equivalents increased to EUR 1,264 mn (December 31, 2009: EUR 675 mn). OMV reduced its **net debt** position to EUR 3,123 mn, compared to EUR 3,314 mn at the end of 2009. A ten-year bond with a notional amount of EUR 500 mn was issued in February 2010 while in June 2010 a bond with a notional amount of EUR 250 mn became due.

On June 30, 2010, the **gearing ratio** stood at 28.7% (December 31, 2009: 33.0%).

Cash flows (unaudited)

Q1/10	Q2/10	Q2/09	Summarized statement of cash flows in EUR mn	6m/10	6m/09	2009
456.43	**424.37**	**155.67**	**Net income for the period**	**880.80**	**244.51**	**716.93**
285.20	386.49	322.81	Depreciation and amortization including write-ups	671.69	594.11	1,319.55
34.63	(6.29)	(53.77)	Deferred taxes	28.34	(39.20)	(85.60)
(1.60)	(2.23)	29.58	Losses/(gains) on the disposal of non-current assets	(3.83)	14.89	5.28
23.64	(11.41)	(72.11)	Net change in long-term provisions	12.23	(78.17)	(48.28)
(66.78)	(211.22)	35.07	Other adjustments	(278.00)	79.47	96.14
731.52	**579.72**	**417.25**	**Sources of funds**	**1,311.23**	**815.61**	**2,004.02**
110.24	124.15	(270.44)	(Increase)/decrease in inventories	234.39	106.37	(196.68)
(387.72)	(33.20)	142.80	(Increase)/decrease in receivables	(420.92)	128.73	(120.64)
292.08	60.75	141.71	(Decrease)/increase in liabilities	352.83	380.73	281.44
1.09	33.50	(75.06)	(Decrease)/increase in short-term provisions	34.59	(160.05)	(121.40)
747.21	**764.90**	**356.26**	**Net cash from operating activities**	**1,512.11**	**1,271.39**	**1,846.74**
			Investments			
(486.09)	(549.97)	(578.65)	Intangible assets and property, plant and equipment	(1,036.05)	(1,193.26)	(2,206.46)
(20.25)	(11.08)	(259.63)	Investments, loans and other financial assets including changes in short-term financial assets	(31.33)	(323.23)	(522.81)
(7.32)	(8.55)	(0.02)	Acquisitions of subsidiaries and businesses and businesses net of cash acquired	(15.87)	(9.81)	(13.27)
			Disposals			
17.20	3.38	1,414.96	Proceeds from sale of non-current assets	20.58	1,435.38	1,532.69
23.44	5.00	–	Proceeds from the sale of subsidiaries, net of cash disposed	28.44	–	–
(473.03)	**(561.21)**	**576.66**	**Net cash used in investing activities**	**(1,034.24)**	**(90.92)**	**(1,209.86)**
764.76	(177.28)	1,311.50	(Decrease)/increase in long-term borrowings	587.48	1,056.62	1,048.46
(4.42)	(164.84)	(887.14)	(Decrease)/increase in short-term borrowings	(169.26)	(1,209.93)	(1,370.89)
-	–	–	(Repurchase)/sale of treasury shares	–	0.40	0.93
-	(322.67)	(322.55)	Dividends paid	(322.67)	(335.97)	(335.97)
760.34	**(664.79)**	**101.81**	**Net cash from financing activities**	**95.55**	**(488.87)**	**(657.47)**
11.82	4.07	(1.08)	Effect of exchange rate changes on cash and cash equivalents	15.90	(3.67)	(4.96)
1,046.34	**(457.02)**	**1,033.66**	**Net (decrease)/increase in cash and cash equivalents**	**589.32**	**687.93**	**(25.55)**
674.54	1,720.88	354.35	Cash and cash equivalents at beginning of period	674.54	700.09	700.09
1,720.88	**1,263.86**	**1,388.00**	**Cash and cash equivalents at end of period**	**1,263.86**	**1,388.01**	**674.54**

Notes to the cash flows

In 6m/10, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 478 mn (6m/09: EUR 1,180 mn). Dividends of EUR 323 mn were paid out in 6m/10 (6m/09: dividends of EUR 336 mn). **Free cash flow less dividend payments** resulted in a cash inflow of EUR 155 mn (6m/09: EUR 844 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change in long-term provisions, non-cash income from investments and other positions, was EUR 1,311 mn (6m/09: EUR 816 mn); **net working capital** generated a cash inflow of EUR 201 mn (6m/09: EUR 456 mn).

Cash flow from investing activities (outflow of EUR 1,034 mn; 6m/09: EUR 91 mn) includes – besides payments for investments in intangible assets and property, plant and equipment as well as in financial assets (EUR 1,083 mn) – the net cash inflow from the sale of OMV Italia S.r.l. in March 2010 (EUR 23 mn). In 6m/09 this position also included the cash inflow from the sale of the MOL shares (EUR 1,400 mn).

Cash flow from financing activities led to an inflow of funds amounting to EUR 96 mn (6m/09: outflow of funds of EUR 489 mn) and – besides dividend payments of EUR 323 mn – included also the cash inflow from a further Eurobond issue (EUR 500 mn) as well as the cash outflows for the repayment of a bond (EUR 250 mn).

Condensed statement of changes in equity (unaudited)

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2010	**300.00**	**783.64**	**7,573.72**	**(545.65)**	**(13.39)**	**8,098.32**	**1,936.47**	**10,034.79**
Total comprehensive income for the period			683.53	352.94		1,036.47	140.83	1,177.30
Dividend distribution			(298.78)			(298.78)	(23.89)	(322.67)
Increase/(decrease) in non-controlling interests			3.48			3.48	1.53	5.01
June 30, 2010	**300.00**	**783.64**	**7,961.95**	**(192.71)**	**(13.39)**	**8,839.49**	**2,054.94**	**10,894.43**

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2009	**300.00**	**783.31**	**7,310.09**	**(980.33)**	**(14.00)**	**7,399.08**	**1,964.17**	**9,363.24**
Total comprehensive income for the period			184.91	501.29		686.20	(28.53)	657.67
Dividend distribution			(298.76)			(298.76)	(37.20)	(335.97)
Sale of treasury shares		0.00			0.41	0.40		0.40
Increase/(decrease) in non-controlling interests			(10.12)			(10.12)	0.31	(9.81)
June 30, 2009	**300.00**	**783.31**	**7,186.11**	**(479.03)**	**(13.59)**	**7,776.79**	**1,898.74**	**9,675.54**

[1] Other reserves contain exchange differences from the translation of foreign operations, unrealized gains and losses from hedges and available-for-sale financial assets as well as the share of associates' other comprehensive income

Dividends

On May 26, 2010, the Annual General Meeting approved the payment of a dividend of EUR 1.00 per share, resulting in a total dividend payment of EUR 299 mn to OMV shareholders, the same level as last year (also EUR 299 mn). Dividend payments to minorities amounted to EUR 24 mn in 6m/10.

Segment reporting

Intersegmental sales

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
854.57	924.75	737.33	25	Exploration and Production	1,779.32	1,302.41	37	2,965.13
8.43	8.02	5.65	42	Refining and Marketing	16.45	12.85	28	25.60
21.42	25.80	11.16	131	Gas and Power	47.22	30.98	52	67.89
75.00	92.83	82.42	13	Corporate and Other	167.83	161.83	4	343.35
959.43	**1,051.40**	**836.55**	**26**	**OMV Group**	**2,010.82**	**1,508.07**	**33**	**3,401.98**

Sales to external customers

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
285.69	258.66	102.13	153	Exploration and Production	544.36	306.58	78	832.11
3,750.65	4,713.77	3,491.81	35	Refining and Marketing	8,464.43	6,326.44	34	13,874.80
1,246.83	757.17	516.10	47	Gas and Power	2,004.00	1,767.25	13	3,205.14
1.42	0.62	3.12	(80)	Corporate and Other	2.04	4.20	(51)	5.21
5,284.60	**5,730.23**	**4,113.15**	**39**	**OMV Group**	**11,014.82**	**8,404.47**	**31**	**17,917.27**

Total sales

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
1,140.26	1,183.42	839.45	41	Exploration and Production	2,323.68	1,608.99	44	3,797.24
3,759.08	4,721.79	3,497.45	35	Refining and Marketing	8,480.88	6,339.29	34	13,900.41
1,268.25	782.97	527.27	48	Gas and Power	2,051.22	1,798.23	14	3,273.03
76.42	93.45	85.54	9	Corporate and Other	169.87	166.03	2	348.57
6,244.02	**6,781.62**	**4,949.71**	**37**	**OMV Group**	**13,025.65**	**9,912.53**	**31**	**21,319.24**

Segment and Group profit

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
556.23	499.57	248.76	101	EBIT Exploration and Production [1]	1,055.80	475.91	122	1,449.97
91.62	221.63	11.94	n.m.	EBIT Refining and Marketing	313.25	(38.72)	n.m.	(142.77)
86.97	18.10	47.45	(62)	EBIT Gas and Power	105.08	132.28	(21)	235.05
(21.04)	(42.09)	(22.98)	83	EBIT Corporate and Other	(63.13)	(41.96)	50	(91.06)
713.78	**697.22**	**285.16**	**144**	**EBIT segment total**	**1,411.00**	**527.51**	**167**	**1,451.19**
(3.35)	(50.50)	(48.50)	4	Consolidation: Elimination of intercompany profits	(53.85)	(24.40)	121	(41.31)
710.43	**646.72**	**236.66**	**173**	**OMV Group EBIT**	**1,357.15**	**503.10**	**170**	**1,409.88**
(12.75)	**(2.04)**	**(7.27)**	**(72)**	**Net financial result**	**(14.78)**	**(95.69)**	**(85)**	**(228.05)**
697.68	**644.68**	**229.40**	**181**	**OMV Group Profit from ordinary activities**	**1,342.37**	**407.41**	**n.m.**	**1,181.83**

[1] Excluding intersegmental profit elimination shown in the line "Consolidation"

Assets [1]

in EUR mn	June 30, 2010	Dec. 31, 2009
Exploration and Production	7,027.22	6,818.90
Refining and Marketing	4,094.85	4,213.41
Gas and Power	1,234.14	889.46
Corporate and Other	259.22	261.02
Total	**12,615.42**	**12,182.80**

[1] Segment assets consist of intangible assets and property, plant and equipment

Other notes

Significant transactions with related parties

Business transactions in the form of supplies of goods and services take place on a constant and regular basis with the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH.

Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report.

Declaration of the management

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining six months of the financial year and of the major related party transactions to be disclosed.

Vienna, August 4, 2010

The Executive Board



Wolfgang Ruttenstorfer
Chief Executive Officer
and Chairman of the Executive Board



Gerhard Roiss
Deputy Chairman of the Executive Board
Refining and Marketing including petrochemicals



Werner Auli
Member of the Executive Board
Gas and Power



David C. Davies
Member of the Executive Board
Chief Financial Officer



Jaap Huijskes
Member of the Executive Board
Exploration and Production



Helmut Langanger
Member of the Executive Board
(until Sept. 30, 2010)

Further information

EBIT breakdown

EBIT

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
556	500	249	101	Exploration and Production [1]	1,056	476	122	1,450
92	222	12	n.m.	Refining and Marketing	313	(39)	n.m.	(143)
87	18	47	(62)	Gas and Power	105	132	(21)	235
(21)	(42)	(23)	83	Corporate and Other	(63)	(42)	50	(91)
(3)	(50)	(49)	4	Consolidation	(54)	(24)	121	(41)
710	**647**	**237**	**173**	**OMV Group reported EBIT**	**1,357**	**503**	**170**	**1,410**
16	**(59)**	**(51)**	**16**	**Special items [2]**	**(43)**	**(43)**	**0**	**(180)**
(3)	(3)	(2)	78	thereof: Personnel and restructuring	(6)	(2)	177	(54)
0	(61)	(29)	108	Unscheduled depreciation	(61)	(30)	102	(119)
19	1	1	113	Asset disposal	20	11	79	22
1	3	(21)	n.m.	Other	4	(22)	n.m.	(29)
47	**83**	**137**	**(40)**	**CCS effects: Inventory holding gains/(losses) [3]**	**130**	**55**	**135**	**172**
647	**623**	**151**	**n.m.**	**OMV Group clean CCS EBIT [3]**	**1,271**	**491**	**159**	**1,418**
556	560	276	103	thereof: Exploration and Production [1]	1,116	503	122	1,517
27	120	(103)	n.m.	Refining and Marketing CCS [3]	147	(81)	n.m.	(222)
87	19	49	(62)	Gas and Power	106	135	(22)	256
(20)	(24)	(23)	6	Corporate and Other	(45)	(42)	7	(92)
(3)	(50)	(49)	4	Consolidation	(54)	(24)	121	(41)

[1] Excluding intersegmental profit elimination shown in the line "Consolidation"
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment
[3] Current cost of supply (CCS): Clean CCS figures exclude special items and inventory holding gains/losses (CCS effects) resulting from the fuels refineries

EBITD

Q1/10	Q2/10	Q2/09	Δ%	in EUR mn	6m/10	6m/09	Δ%	2009
731	770	457	68	Exploration and Production [1]	1,501	853	76	2,250
185	318	106	200	Refining and Marketing	504	145	n.m.	303
94	25	55	(54)	Gas and Power	119	148	(19)	263
(9)	(30)	(10)	196	Corporate and Other	(38)	(18)	116	(42)
(3)	(50)	(49)	4	Consolidation	(54)	(24)	121	(41)
998	**1,033**	**560**	**84**	**OMV Group**	**2,031**	**1,103**	**84**	**2,734**

[1] Excluding intersegmental profit elimination shown in the line "Consolidation"

Economic environment: Oil prices and exchange rates


140
120
100
80
Q3/09
Q4/09
Q1/10
Q2/10
Brent
EUR-USD
EUR-RON

Rebased to 100

According to the IEA, **global oil demand** was up by 2.4% to 86.1 mn bbl/d in 6m/10. OECD demand stagnated at 45.5 mn bbl/d, as a 0.5 mn bbl/d upturn in North America was offset by an equal decline in Europe. Non-OECD countries thus accounted for the entire 2.0 mn bbl/d global gain, posting an increase in their oil consumption of over 5% to 40.6 mn bbl/d. China was responsible for 80% of this demand growth. **Global oil output** climbed by 2.3 mn bbl/d to 86.5 mn bbl/d; 0.4 mn bbl/d of the total went to an inventory build. OPEC and the CIS each accounted for 0.5 mn bbl/d of the increase in production. Production also rose by 0.2 mn bbl/d in the OECD. OPEC output of 34.0 mn bbl/d of crude (including 5.1 mn bbl/d of NGLs) met almost 40% of global oil supply. The IEA estimates full-year crude demand at 86.5 mn bbl/d (+1.5%) in 2010.

The average **Brent price** over 6m/10 was USD 77.29/bbl – 50% up on the USD 51.68/bbl recorded in the comparable period of 2009. Going into the year at just under USD 78/bbl, spot Brent moved in a range of plus or minus USD 10/bbl over the first half of the year. The price hit a first-half high of USD 86.79/bbl in the last week of April, descending to a low of USD 67.58/bbl just a month later. The average **Urals price** in 6m/10 was USD 76.12/bbl, 49% above 6m/09.

The EUR lost 15% against the **USD** over 6m/10. However the average exchange rate was almost unchanged at 1.327, compared to 1.333 in 6m/09. The **Romanian Leu (RON)** appreciated vs. the EUR in 6m/10 to an average of 4.149/EUR, 2% stronger than 6m/09.

Q1/10	Q2/10	Q2/09	Δ%		6m/10	6m/09	Δ%	2009
76.36	78.24	59.13	32	Average Brent price in USD/bbl	77.29	51.68	50	61.67
75.40	76.86	58.36	32	Average Urals price in USD/bbl	76.12	50.99	49	61.18
1.383	1.271	1.362	(7)	Average EUR-USD FX-rate	1.327	1.333	0	1.395
4.114	4.185	4.196	0	Average EUR-RON FX-rate	4.149	4.233	(2)	4.240
2.976	3.301	3.081	7	Average USD-RON FX-rate	3.138	3.181	(1)	3.048
3.83	3.55	2.30	54	NWE refining margin in USD/bbl	3.54	3.41	4	3.23
3.48	3.81	1.50	154	Med Urals refining margin in USD/bbl	3.84	2.55	50	2.08

Source: Reuters

Stock watch



140
120
100
80
Q3/09
Q4/09
Q1/10
Q2/10
ATX
FTSEurofirst 100
FTSE Global Energy
OMV

Rebased to 100

The OMV share price as well as the international financial markets in general showed a weak performance in Q2/10. After reaching its quarterly high of EUR 31.00 on April 12, the share price remained volatile, reaching its quarterly low of EUR 24.34 on May 7. On June 30, the stock closed at EUR 24.74. Thus, overall, the price for OMV shares on the Vienna Stock Exchange declined by 9% in Q2/10.

International financial markets showed a similar picture with the FTSEurofirst 100 down by 7%, the Dow Jones down by 11% and the Nikkei down by 14%. The Austrian blue-chip index ATX decreased by 14% and the FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) fell by 19%.

ISIN: AT0000743059	Market capitalization (June 30)	EUR 7,392 mn
Vienna Stock Exchange: OMV	Last (June 30)	EUR 24.74
Reuters: OMV.VI	Year's high (January 11)	EUR 32.63
Bloomberg: OMV AV	Year's low (May 7)	EUR 24.34
ADR Level I: OMVKY	Shares outstanding (June 30)	298,780,305
	Shares outstanding (weighted) in Q2/10	298,780,305
ISIN: XS0422624980	6.250% OMV bond (2009-2014)	
ISIN: XS0434993431	5.250% OMV bond (2009-2016)	
ISIN: XS0485316102	4.375% OMV bond (2010-2020)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; CCS: current cost of supply; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: metric tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Angelika Altendorfer-Zwerenz, Investor Relations — Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com
Michaela Huber, Media Relations — Tel. +43 1 40440-21660; e-mail: media.relations@omv.com
Homepage: www.omv.com